SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form  40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 2025

KT Corporation

By:	/s/ Jaegil Choi
Name:	Jaegil Choi
Title:	IRO

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	IR Team Leader

Decision for Record Date for Cash Dividends

1. Dividend category		Quarterly dividend
2. Record date		2025-07-30
3. Purpose of setting record date		To determine shareholders entitled to receive the quarterly dividend
4. Date of resolution by the BoD		2025-07-15
-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0
5. Additional details relevant to investment consideration

–   This is a decision to set the record date for determining shareholders entitled to receive dividends in accordance with Article 49-2(Quarterly Dividends) of the Company’s Articles of Incorporation.

–   Shareholders of record will be determined based solely on the record date without closing the shareholders’ register.

–   The Company’s Audit Committee is composed entirely of outside directors.